July 10, 2009

H. Lynn Harton
Chief Executive Officer
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601

> **Re: The South Financial Group, Inc.**
> **Schedule 14A**
> **Filed June 30, 2009**
> **File No. 000-15083**

Dear Mr. Harton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us how you considered whether pro forma financial information is required pursuant to Article 11 of Regulation S-X.

2.   Please revise to include your proxy card. See Rule 14a-6(a) of Regulation 14.

Proposal No. 2, page 11

3.   Please disclose the number of common shares and the percentage of the total that

will be owned by officers and directors upon conversion.

4.	Please describe any material differences between the Series 2009 preferred stock and the common stock into which the Series 2009 preferred stock will be converted with respect to any of the matters concerning which information would be required in the description of securities in Item 202 of Regulation S-K. See Item 12(b) of Schedule 14A.

5.	Please describe any dilution that may occur if the Series 2009 preferred stock is converted into common stock.

Proposal No. 3

6.	Please provide a brief discussion of Proposal No. 3, including a description of the treatment and effect of abstentions. Include a statement that you will not use discretionary authority granted by proxies voted against the conversion to adjourn the meeting to solicit additional votes.

5% Beneficial Owners, page 13

7.	We note that your 5% Beneficial Owners Table is blank, and that your footnote 2 on page 13 states, "To be updated." Please complete your 5% Beneficial Owners table or revise as appropriate.

Incorporation By Reference, page 15

8.	Please revise to limit your incorporation by reference to those items specifically permitted under Schedule 14A. Refer to Note D to, and Item 13 of, Schedule 14A.

9.	Please provide the undertaking required under Note D(2) to Schedule 14A.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel